March 29, 2022

Via EDGAR

Lauren Pierce

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:    Elektor Industries Inc. (the “Company”)

Registration Statement on Form S-1

Filed February 22, 2022

CIK No. 0001912331

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comment is reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

S-1 Filed on February 22, 2022

Cover Page

1.

Please remove your statement from the prospectus cover page that you are not a shell company because you have hard assets and real business operations. In this regard, we note that you have not commenced operations and your assets consist solely of cash and cash equivalents.

ANSWER: We believe that we are not a shell company for the foregoing reasons:

From March 24, 2020, (inception) through today, we have been pursuing an actual business, that is, supplying sustainable, reliable solar water pumps for customers that need a secure and clean water supply for agricultural and drinking water purposes.

We do not believe that we are a shell company as defined in Rule 405 for the following reasons.

The Commission, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

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This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

We are considered a development stage business. From inception, we have been pursuing an actual business. The Financial Accounting Standards Board (“FASB”) has defined a development stage business or enterprise (“DSE”) as “an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exist: (a) planned principal operations have not commenced; or (b) planned principal operations have commenced, but there has been no significant revenue therefrom.” We are a DSE which falls within category (a) above.

Were we not to be considered a development stage company, we would still not be considered a shell. The definition of a shell company described above uses the word “and” after (A). Thus, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2). In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release. However, this can be a difficult proposition for a business in the early stages of development that has not generated revenues yet.

In the aforementioned Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad. The Commission specifically addressed this issue in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

We are a development stage company pursuing an actual business as set forth in our Form S-1 and S-1/A. On our behalf, Mr. Malamas has spent hundreds of man hours and incurred significant operating expenses doing the following: (1) procuring components for producing prototypes of our products; (2) conducting market research into markets around the world where our products would be best suited; (3) reaching out to various suppliers and manufactures in China, Canada, USA and elsewhere in order to secure the most beneficial pricing for our private label products and components.

We have also commenced the building of a prototype of the solar power water pump for domestic use (3/4” inlet pipe) and a prototype of an agricultural/commercial solar water pump (2” inlet pipe). Based on his design work and consultation Mr. Malamas has purchased and procured the component parts (solar panels, batteries, pumps, tank, hardware, plumbing parts, electrical fixtures and components, a control system and assorted metal for fabrication and assembly). We expect the prototype to be completed in the next 30 to 60 days. Once completed Mr. Malamas will be able to physically demonstrate the unit to prospective manufacturers in order to have them produce our proprietary pumps for us. We will also be able to demonstrate how our products work to potential customers.

As of March 29, 2022, we were in the development stages of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity.

As such, we do not believe we are a shell company and are not subject to the reporting requirements of a shell company.

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Prospectus Summary, page 6

2.	Please remove your references to your stock potentially trading on the Over-the-Counter Bulletin Board as FINRA ceased operation of the OTCBB on November 8, 2021.

ANSWER: We have removed all references to the Over-the-Counter Bulletin Board.

3.

Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

ANSWER: We confirm that company, its executive, any company promoters or their affiliates do not intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company.

Further, we do not believe we are a blank check company because we have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

4.

It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan, including determining your business plan's viability and identifying or designing the solar water pump you will sell. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S- 8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

ANSWER: We believe that we are not a shell company for the foregoing reasons:

We believe that we are not a shell company for the foregoing reasons:

From March 24, 2020, (inception) through today, we have been pursuing an actual business, that is, supplying sustainable, reliable solar water pumps for customers that need a secure and clean water supply for agricultural and drinking water purposes.

We do not believe that we are a shell company as defined in Rule 405 for the following reasons.

The Commission, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1) No or nominal assets;

(2) Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

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This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

We are considered a development stage business. From inception, we have been pursuing an actual business. The Financial Accounting Standards Board (“FASB”) has defined a development stage business or enterprise (“DSE”) as “an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exist: (a) planned principal operations have not commenced; or (b) planned principal operations have commenced, but there has been no significant revenue therefrom.” We are a DSE which falls within category (a) above.

Were we not to be considered a development stage company, we would still not be considered a shell. The definition of a shell company described above uses the word “and” after (A). Thus, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2). In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release. However, this can be a difficult proposition for a business in the early stages of development that has not generated revenues yet.

In the aforementioned Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad. The Commission specifically addressed this issue in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

We are a development stage company pursuing an actual business as set forth in our Form S-1 and S-1/A. On our behalf, Mr. Malamas has spent hundreds of man hours and incurred significant operating expenses doing the following: (1) procuring components for producing prototypes of our products; (2) conducting market research into markets around the world where our products would be best suited; (3) reaching out to various suppliers and manufactures in China, Canada, USA and elsewhere in order to secure the most beneficial pricing for our private label products and components.

We have also commenced the building of a prototype of the solar power water pump for domestic use (3/4” inlet pipe) and a prototype of an agricultural/commercial solar water pump (2” inlet pipe). Based on his design work and consultation Mr. Malamas has purchased and procured the component parts (solar panels, batteries, pumps, tank, hardware, plumbing parts, electrical fixtures and components, a control system and assorted metal for fabrication and assembly). We expect the prototype to be completed in the next 30 to 60 days. Once completed Mr. Malamas will be able to physically demonstrate the unit to prospective manufacturers in order to have them produce our proprietary pumps for us. We will also be able to demonstrate how our products work to potential customers.

As of March 29, 2022, we were in the development stages of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity.

As such, we do not believe we are a shell company and are not subject to the reporting requirements of a shell company.

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Risk Factors, page 9

5.

Please revise your risk factors to reflect that you are only in the stage of exploring whether the proposed business plan is viable. Focus the risk factors on the challenges to begin implementing each stage of your proposed business plan rather than assuming that your business plan will proceed as planned. Remove language that suggests you have commenced operations, have any arrangements to manufacturer or source your products, have marketing campaigns or have any revenues or any products.

ANSWER: We have updated our disclosure in accordance with your comment.

6.

Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only one shareholder, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar revisions to the disclosure under "Where You Can Find More Information" on page 45.

ANSWER: We intend to register our class of common stock under Section 12 of the Exchange Act, by filing a Form 8-A registration statement, before the effective date of our Securities Act Form S-1 registration statement. We have added the following two risk factors:

IF WE DECIDE TO SUSPEND OUR OBLIGATIONS TO FILE REPORTS UNDER SECTION 15(D), THEN OUR SHAREHOLDERS WILL NOT RECEIVE PUBLICLY DISSEMINATED INFORMATION AND WILL BE A PRIVATE COMPANY.

Under Rule 12h-3 of the Securities Exchange Act of 1934, as amended, “Suspension of Duty to File Reports under Section 15(d)”, an issuer is eligible for the suspension to file reports pursuant to section 15(d) of the Securities Exchange Act of 1934, as amended, if the shares of common stock are held by fewer than 300 persons, or by fewer than 500 persons, where the total assets of the issuer have not be exceeded $10 million on the last day of each of the issuer's three most recent fiscal years. If we decide to suspend our obligations to file reports, then our shareholders will not receive publicly disseminated information, and their investment would not be liquid and would be a private company.

Once our Registration Statement is effective, management intends to file a Form 8-A which registers our class of common stock under Section 12 of the Exchange Act and. to file reports pursuant to Section 13(a)of the Securities Exchange Act of 1934, as amended.

IF WE DO NOT REGISTER A CLASS OF SECURITIES UNDER SECTION 12 OF THE EXCHANGE ACT, WE WILL BE SUBJECT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT AND INVESTORS MAY NOT BE ABLE TO OBTAIN SUFFICIENT INFORMATION REGARDING THE COMPANY AND WILL MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

If we do not register a class of securities under Section 12 of the Exchange Act, we will be subject to Section 15(d) of the Securities Exchange Act and, accordingly, will not be subject to the proxy rules, Section 16 short-swing profit provisions, beneficial ownership reporting, and the bulk of the tender offer rules, therefore, investors may not be able to obtain sufficient information regarding the company and will make our common stock less attractive to investors.

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We may not be able to compete against our competitors..., page 11

7.

Please discuss why the companies you list will be competitors for Elektor. In this regard, it is not clear that these companies operate in the countries you are targeting. Additionally, this list of competition differs from your list of top solar pump companies on page 34.

ANSWER: We have updated the disclosure as per your comment.

Our offering is being made on a best efforts basis..., page 15

8.	Please update this risk factor to clarify that, because there is no minimum offering amount, your ability to close the offering early poses a risk of loss of investment to investors.

ANSWER: We have updated the disclosure as per your comment.

Due to the lack of a trading market for our securities..., page 16

9.	Please clarify that you may not sell sufficient shares or have sufficient shareholders to be quoted on the OTCQB and what the impact would be on the liquidity of your shares.

ANSWER: We have updated the disclosure as per your comment.

Description of Securities, page 19

10.

Please reconcile your statement “We do not have any preferred stock authorized in our Articles of Incorporation” with your previous statement “Our authorized capital stock consists of … 20,000,000 shares of preferred stock.”

ANSWER: We have updated the disclosure as per your comment.

Description of Business, page 22

11.

You note that you are “engaged in recording services business.” Please explain this statement, and reconcile it with the rest of your disclosure outlining a business plan for a solar water pump business.

ANSWER: This was a typographical error and has been corrected.

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12.

It appears you have copied large portions of the description of your proposed business, including information Elektor solar water pumps, from other companies' websites and materials. For example, the pictures and descriptions of the solar water products on pages 28-30 appear to come from the brand Difful, made by the company Zhejiang Dingfeng Electric Appliance Co. It is inappropriate to depict products that do not exist or are not the company's products. Refer to Securities Act Forms C&DI Question 101.02. Please advise whether you will be selling or distributing Difful solar water pumps and if they have consented to the use of their materials. Also advise whether you have received consents to use other the text and pictures in your prospectus that you have copied. Substantially revise your business disclosure to discuss your proposed business and products based upon reasonable expectations in light of your current stage of your development and funding resources. In this discussion, clarify whether you intend to design your own solar water pump for manufacturing by original equipment manufacturers or if you intend to enter into agreements to sell other companies' solar water pumps.

ANSWER: We have been working with Zhejiang Dingfeng Electric Appliance Co. (“Zhejiang”) in regards to their Difful solar water pumps. We will be selling and distributing the Difful solar water pumps as private label products under the Elektor brand name. Zhejiang has provided us consent to use their materials. In addition to private labeling the Difful solar water pumps, we are in the process of constructing our own prototypes of solar water pumps. Once these prototypes are complete, we will reach out to various manufactures in order to have them produce our proprietary pumps for us.

We have also updated our disclosure per your comments.

Market Research & Potential, page 31

13.

Please clarify your geographical and product markets by resolving discrepancies in your disclosure. This section suggests that your geographical market research has involved ten countries (South Africa not being one of them) and product market research has focused on issues with sanitation. However, on page 4, you state that your target geographical markets are Nigeria, Papua New Guinea, and South Africa; on page 32, you note that your primary target market is water supply contractors and agricultural supply companies.

ANSWER: We have updated the disclosure as per your comment.

Competition, page 33

14.	Please clarify what the “forecast period” is.
ANSWER: We have removed the reference to “forecast period”.

Research and Development; Intellectual Property, page 33

15.

You note that you have no “intellectual property except [y]our trade names and web domain.” Please disclose whether you have registered or trademarked “Elektor Industries Inc.” or any other trade names.

ANSWER: We have updated our disclosure to disclose that we have not registered or trademarked “Elektor Industries Inc.” or any other trade names.

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Plan of Operation, page 36

16.

Please update the table so that it demonstrates your anticipated use of offering proceeds. Although your table purports to show how you intend to use funds from your offering, it only shows the amount of proceeds the offering could produce. When revising your table, ensure that the amounts add up. Currently, the total net proceeds amounts do not reflect the gross process minus the expenses.

ANSWER: We have updated the disclosure as per your comment.

17.	Please disclose whether you will use the net proceeds from the offering to pay compensation to Mr. Malamas or to repay the loan from Mr. Malamus.
ANSWER: We have updated our disclosure to state we will not use the net proceeds from the offering to pay compensation to Mr. Malamas or to repay the loan from Mr. Malamas

Directors, Executive Officers, Promoters and Control Persons, page 41

18.

Please disclose when Mr. Malamas was employed by the companies and engaged in the businesses identified in his biography. Ensure that his biography discloses his principal occupations and employment during the past five years and identifies where he worked. Refer to Item 401(e)(1) of Regulation S-K.

ANSWER: We have updated the disclosure as per your comment.

General

19.

Please check the box on the Form S-1 cover page indicating that you have opted out of using the extended transition period allowed to emerging growth companies. You indicate on page 9 that you have made this election.

ANSWER: We have updated the disclosure as per your comment.

Please contact the writer if you have any further questions.

Yours truly,

ELEKTOR INDUSTRIES INC.

Per: /s/ Demetrios Malamas

Demetrios Malamas

President & C.E.O.

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